FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software to Host an Investor Conference on November 14, 2017 in Tel Aviv

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PRESS RELEASE

Magic Software to Host an Investor Conference on November 14, 2017 in Tel Aviv

Or Yehuda, Israel, October 31, 2017 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development solutions and IT consulting services, announced today that the company will host an Investor Conference on Tuesday,
November 14, 2017, at the Renaissance Tel Aviv Hotel. The event is scheduled to begin at 9:00 AM Israel Standard Time.

During the conference, Guy Bernstein, CEO of Magic Software Enterprises Ltd., will outline the company’s business strategy, technology and products and announce the financial results for the third quarter of 2017.

Analysts and investors interested in attending can register for the event by contacting Jonathan Eilat at John@theinvestor.co.il  or +972-54-2681977.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ and TASE: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Amit Birk | VP M&A and General Counsel

Magic Software Enterprises

ir@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2017	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software to Host an Investor Conference on November 14, 2017 in Tel Aviv

Exhibit 10.1

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